                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


                   (X) ANNUAL REPORT PURSUANT TO SECTION 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                 ( ) TRANSITION REPORT PURSUANT TO SECTION 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                FOR THE TRANSITION PERIOD FROM ______ TO ________

                         COMMISSION FILE NUMBER 0-20570

                                   ---------


         A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:


                   USA NETWORKS, INC. RETIREMENT SAVINGS PLAN



         B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                               USA NETWORKS, INC.
                              152 WEST 57TH STREET
                               NEW YORK, NEW YORK
                                      10019

                              REQUIRED INFORMATION


1.       Not Applicable

2.       Not Applicable

3.       Not Applicable

4. The USA Networks, Inc. Retirement Savings Plan (the "Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Exhibit

(23)     Consent of Independent Auditors

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereto duly authorized.


                                     USA NETWORKS, INC. RETIREMENT
                                     SAVINGS PLAN



Date:    June 28, 1999               By:/s/ Brian J. Feldman
                                        ---------------------------------------
                                            Brian J. Feldman
                                            Member, Plan Administrative
                                            Committee

                          Audited Financial Statements
                           and Supplemental Schedules


                   USA Networks, Inc. Retirement Savings Plan
                  (previously known as "Home Shopping Network,
                         Inc. Retirement Savings Plan")


                        Year ended December 31, 1998 and
                            as of December 31, 1997
                      with Report of Independent Auditors

                   USA Networks, Inc. Retirement Savings Plan
  (previously known as "Home Shopping Network, Inc. Retirement Savings Plan")

            Audited Financial Statements and Supplemental Schedules

            Year ended December 31, 1998 and as of December 31, 1997



                                    CONTENTS

Report of Independent Auditors.............................................   6

Audited Financial Statements

Statements of Net Assets Available for Benefits............................   7
Statement of Changes in Net Assets Available for Benefits..................   8
Notes to Financial Statements..............................................   9

Supplemental Schedules

Line 27a--Schedule of Assets Held for Investment Purposes..................  18
Line 27b--Schedule of Loans or Fixed Income Obligations....................  19
Line 27d--Schedule of Reportable Transactions..............................  20
Line 27f--Schedule of Non-exempt Transactions..............................  21

                         Report of Independent Auditors


The Administrative Committee
USA Networks, Inc. Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the USA Networks, Inc. Retirement Savings Plan (previously known as "Home Shopping Network, Inc. Retirement Savings Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997 and the changes in its net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes and loans or fixed income obligations as of December 31, 1998, and reportable transaction and non-exempt transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Tampa, Florida                                         /s/ Ernst & Young LLP
June 22, 1999

                   USA Networks, Inc. Retirement Savings Plan
  (previously known as "Home Shopping Network, Inc. Retirement Savings Plan")


                Statements of Net Assets Available for Benefits

                                                                     DECEMBER 31
                                                                 1998          1997
                                                              -----------   -----------
Assets
Investments, at fair value:
  Stable Value Option.......................................  $ 6,333,846   $        --
  High Yield Corporate Bond Fund............................      300,131            --
  Total Return Administration Fund..........................      494,507            --
  Dodge & Cox Stock Fund....................................      869,927            --
  Balance Sheet Investment Fund.............................    2,024,284            --
  Indexed Equity Fund.......................................   10,014,252            --
  Schafer Value Fund........................................      596,485            --
  Small Capital Growth Fund.................................      558,165            --
  Mid Capital Growth Fund...................................      530,794            --
  International Fund........................................      297,835            --
  International Stock Fund..................................      469,058            --
  USA Networks, Inc. Stock Fund.............................    9,143,457            --
  USA Networks, Inc. EEPP Stock Fund........................    9,390,392            --
  Participant Loans.........................................    1,328,664            --
  Cash and cash equivalents.................................           --        16,613
  Equity Securities Fund....................................           --     9,523,199
  Investment Contract Fund..................................           --     3,465,804
  Intermediate Government Fund..............................           --     1,178,767
  Index Equity Fund.........................................           --     4,733,386
  Small Capital Equity Fund.................................           --     1,610,931
  Fidelity Advisor Growth Fund..............................           --     1,649,304
                                                              -----------   -----------
                                                               42,351,797    22,178,004
Receivables:
  Participant contributions.................................       43,525       220,926
  Employer contributions....................................           --        61,413
                                                              -----------   -----------
Net assets available for benefits...........................  $42,395,322   $22,460,343
                                                              ===========   ===========

See accompanying notes.

                   USA Networks Inc. Retirement Savings Plan
  (previously known as "Home Shopping Network, Inc. Retirement Savings Plan")


           Statement of Changes in Net Assets Available for Benefits
                          Year ended December 31, 1998

ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS ATTRIBUTED TO:
  Investment income:
    Net realized and unrealized appreciation in fair value of plan
      investments                                                     $ 7,983,698
    Dividend income                                                       199,873
    Interest income                                                       330,161
                                                                      -----------
                                                                        8,513,732

  Contributions:
    Participant contributions                                           4,344,516
    Employer contributions                                              1,324,141
    Participants rollover contributions                                   656,983
    Transfers from other plans                                          8,428,047
                                                                      -----------
                                                                       14,753,687
                                                                      -----------
Total additions                                                        23,267,419

DEDUCTIONS FROM NET ASSETS AVAILABLE FOR BENEFITS ATTRIBUTED TO:
Benefits paid to participants                                           3,332,440
                                                                      -----------

Net increase in net assets available for benefits                      19,934,979
Net assets available for benefits -- beginning of year                 22,460,343
                                                                      -----------
Net assets available for benefits -- end of year                      $42,395,322
                                                                      ===========


See accompanying notes.

                   USA NETWORKS, INC. RETIREMENT SAVINGS PLAN
  (PREVIOUSLY KNOWN AS "HOME SHOPPING NETWORK, INC. RETIREMENT SAVINGS PLAN")


                         NOTES TO FINANCIAL STATEMENTS


                               DECEMBER 31, 1998


1. DESCRIPTION OF PLAN

The following description of the USA Networks, Inc. Retirement Savings Plan (previously known as "Home Shopping Network, Inc. Retirement Savings Plan") (the
Plan) provides only general information and participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering substantially all employees of certain affiliated companies of USA Networks, Inc. (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 1998, the Plan was merged with the Silver King Communications, Inc. 401(k) Retirement Savings Plan (SK Plan). The assets and liabilities of the SK Plan totaling $2,706,619 were transferred to, and assumed by, the Plan. The resulting merged Plan was amended to allow a company match of up to the greater of the first 3% of eligible compensation or $520 per employee.

Concurrent with the above merger, the Plan was renamed the HSN, Inc. Retirement Savings Plan, and PNC Bank was replaced with New York Life Trust Company (NYLTC) as the trustee of the Plan. All assets of the Plan were transferred to NYLTC during January 1998.

The Plan was amended effective September 30, 1998 to allow the merger of Home Shopping Network, Inc. Employee Equity Participation Plan (EEPP) into the Plan. The assets of the EEPP totaling $5,721,428 consisting of USA Networks, Inc. common stock and money market funds were assumed by the Plan. In addition, the Plan was amended to change the name to the USA Networks, Inc. Retirement Savings Plan effective October 1, 1998.

CONTRIBUTIONS

Participants may make contributions through payroll deductions from 1% to 16% of their compensation as defined in the Plan, limited to $10,000 in 1998. Participants' contributions may be changed on a quarterly basis. Participants can direct their contributions to any of the Plan's fund options and may change their investment options on a daily basis.

                   USA NETWORKS, INC. RETIREMENT SAVINGS PLAN
  (PREVIOUSLY KNOWN AS "HOME SHOPPING NETWORK, INC. RETIREMENT SAVINGS PLAN")


                         NOTES TO FINANCIAL STATEMENTS


1. DESCRIPTION OF PLAN (CONTINUED)

The Company may match participant contributions (the Matching Contribution). The Company may also make a discretionary contribution of funds which is set annually by the Company's Board of Directors. For the year ended December 31, 1998, the Company's Matching Contribution was $1,324,141. No discretionary contributions were made to the Plan.

VESTING

Participant contributions are fully vested at the time of contribution. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service.

ELIGIBILITY

Participants must be 21 years of age or older and have completed at least 1,000 hours of service, as defined in the Plan document.

PARTICIPANTS' ACCOUNTS

Each participant's account is credited with the participant's contribution, and:

     - Any Matching Contribution, which for 1998 was equal to 50% of the first 6% of each participant's deferred compensation with an annual "look-back" match of 100% to those participants who contributed an average of 3% or greater over the plan year, is limited to $520 per participant.

     -  Plan earnings or losses, which are allocated daily.

                   USA Networks, Inc. Retirement Savings Plan
  (previously known as "Home Shopping Network, Inc. Retirement Savings Plan")

                         Notes to Financial Statements


1. DESCRIPTION OF PLAN (CONTINUED)

FORFEITURES

Company Matching Contributions which become forfeitures are first made available to reinstate previously forfeited account balances of participants who had left the Company and have subsequently returned. The remaining amount, if any, is used to reduce the Company's Matching Contributions. Forfeitures available for reallocation or to offset future employer contributions were $237,875 and $113,827 at December 31, 1998 and 1997, respectively. Unallocated forfeitures related to the EEPP portion of the Plan were $1,759,610 at December 31, 1998.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance within the last 12 months or 50% of their vested account balances. Loan transactions are treated as a transfer from the investment fund to the loan fund. Loan terms are for a maximum of 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with commercial prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through bi-weekly payroll deductions.

DISTRIBUTION OF BENEFITS

Upon a participant's retirement, death, disability or other interruption of continuous service, his/her entire vested account balance will be distributed in the form of a lump sum, unless the participant's vested balance is at least $5,000 and the participant elects to leave such amounts in the Plan.

PLAN TERMINATION

Although the Company has expressed no intent to terminate the Plan, in the event that the Plan is terminated by the Company, all amounts credited to the participants' accounts become 100% vested, and the assets would be distributed to participants.

                   USA Networks, Inc. Retirement Savings Plan
  (previously known as "Home Shopping Network, Inc. Retirement Savings Plan"")

                         Notes to Financial Statements


1. DESCRIPTION OF PLAN (CONTINUED)

EXPENSES

Expenses incurred in connection with Plan administration are paid by the Company. These expenses totaled approximately $92,000 for the year ended December 31, 1998.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements have been prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

INVESTMENTS

The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

CASH AND CASH EQUIVALENTS

The Plan's cash and cash equivalents are held in a trust fund by the Trustee. Cash equivalents include highly liquid, short-term investments with original maturities of less than 91 days.

                   USA Networks, Inc. Retirement Savings Plan
  (previously known as "Home Shopping Network, Inc. Retirement Savings Plan")


                         Notes to Financial Statements


3. INVESTMENTS

The Plan's investments are held in a bank-administered trust fund. The following are investments that represent 5% or more of the Plan's net assets.

                                                                    DECEMBER 31
                                                                 1998          1997
                                                              -----------   ----------
New York Life Anchor Account................................  $ 6,333,846   $
Mainstay Institutional Indexed Equity Fund..................   10,014,252           --
USA Networks, Inc. Common Stock.............................   17,847,817    9,510,041
PNC Bank, Investment Contract Fund..........................           --    3,465,804
PNC Bank, Intermediate Government Fund......................           --    1,178,767
PNC Bank, Index Equity Fund.................................           --    4,733,386
PNC Bank, Small Capital Equity Fund.........................           --    1,610,931
PNC Bank, Fidelity Advisor Growth Fund......................           --    1,649,304

                   USA Networks, Inc. Retirement Savings Plan
  (previously known as "Home Shopping Network, Inc. Retirement Savings Plan")

                         Notes to Financial Statements


4. CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND

The following changes in net assets available for benefits are presented by fund for the year ended December 31, 1998.

                                                                      PARTICIPANT DIRECTED
                                    _________________________________________________________________________________________

                                     CASH AND             EQUITY            INVESTMENT     INTERMEDIATE           INDEX
                                       CASH             SECURITIES           CONTRACT       GOVERNMENT            EQUITY
                                    EQUIVALENTS            FUND                FUND            FUND                FUND
                                    __________________________________________________________________________________________
YEAR ENDED DECEMBER 31, 1998
Additions to net assets available
  for benefits attributed to:
    Net realized and unrealized
      appreciation
      (depreciation) in fair
      value of plan investments
                                       $                   $                   $               $                   $
    Dividend income                           -                      -                   -               -                   -
    Interest income                           -                      -                   -               -                   -
    Participant contributions                 -                      -                   -               -                   -
    Employer contributions                    -                      -                   -               -                   -
    Participant rollover
      contributions                           -                      -                   -               -                   -
    Transfers from other plans                -                      -                   -               -                   -
                                   ___________________________________________________________________________________________
Total additions                               -                      -                   -               -                   -

Interfund transfers                     (16,613)            (9,523,199)         (3,465,804)     (1,178,767)         (4,733,386)
                                   ___________________________________________________________________________________________

Deductions from net assets
  available for benefits attributed
  to:
   Benefits paid to participants              -                      -                   -               -                   -
                                    __________________________________________________________________________________________
Net (decrease) increase                 (16,613)            (9,523,199)         (3,465,804)     (1,178,767)         (4,733,386)
Net assets available for
   benefits-beginning of year            16,613              9,523,199           3,465,804       1,178,767           4,733,386
                                    __________________________________________________________________________________________

Net assets available for
   benefits-end of year                 $     -             $       -           $        -      $        -          $        -
                                    ==========================================================================================

                                                                      PARTICIPANT DIRECTED
                                    __________________________________________________________________________________________
                                       SMALL              FIDELITY
                                      CAPITAL              ADVISOR             STABLE        HIGH YIELD        TOTAL RETURN
                                      EQUITY               GROWTH               VALUE        CORPORATE        ADMINISTRATION
                                       FUND                 FUND               OPTION        BOND FUND             FUND
                                    __________________________________________________________________________________________
YEAR ENDED DECEMBER 31, 1998
Additions to net assets available
  for benefits attributed to:
    Net realized and unrealized
      appreciation
      (depreciation) in fair
      value of plan investments
                                       $                    $                    $               $  (20,457)         $  10,967
    Dividend income                              -                    -                   -          18,018             15,096
    Interest income                              -                    -             324,653               -                  -
    Participant contributions                    -                    -           1,114,645          57,701             86,127
    Employer contributions                       -                    -             331,257          20,492             28,209
    Participant rollover
      contributions                              -                    -               6,126          22,993             42,226
    Transfers from other plans                   -                    -             800,933               -                  -
                                    __________________________________________________________________________________________
Total additions                                  -                    -           2,577,614          98,747            182,625

Interfund transfers                     (1,610,931)          (1,649,304)          4,400,479         214,384            330,913

Deductions from net assets
  available for benefits attributed
  to:
   Benefits paid to participants                 -                    -            (644,247)        (13,000)           (19,031)
                                    __________________________________________________________________________________________
Net (decrease) increase                 (1,610,931)          (1,649,304)          6,333,846         300,131            494,507
Net assets available for
   benefits-beginning of year            1,610,931            1,649,304                   -               -                  -
                                    __________________________________________________________________________________________
Net assets available for
   benefits-end of year                $         -          $         -          $6,333,846      $  300,131          $ 494,507
                                    ==========================================================================================


                                                       PARTICIPANT DIRECTED
    --------------------------------------------------------------------------------------------------------------------------
                  BALANCE                                  SMALL        MID                                            USA
     DODGE &       SHEET         INDEXED      SCHAFER     CAPITAL     CAPITAL                                       NETWORKS,
    COX STOCK    INVESTMENT      EQUITY        VALUE       GROWTH      GROWTH     INTERNATIONAL    INTERNATIONAL    INC. STOCK
      FUND          FUND          FUND          FUND        FUND        FUND          FUND          STOCK FUND         FUND
    ---------    ----------    -----------    --------    --------    --------    -------------    -------------    ----------
    $(10,430)    $  (60,219)   $ 2,141,498    $(60,498)   $ (5,864)   $ 21,355      $(23,786)        $ 17,467       $2,092,314
      10,236         30,430        108,597       3,510       3,378         230         3,805            6,573               --
          --             --             --          --          --          --            --               --            3,248
     157,587        633,441      1,636,870     108,444      87,874     109,721        44,279           88,663          396,565
      49,409        216,324        535,919      35,192      29,721      34,388        12,961           30,374           61,308

      65,508         36,423         58,683      53,647     166,383      54,339        44,032           57,988           48,635
          --             --      1,808,155          --          --          --            --               --               --
    --------     ----------    -----------    --------    --------    --------      --------         --------       ----------
     272,310        856,399      6,289,722     140,295     281,492     220,033        81,291          201,065        2,602,070

     653,258      1,375,976      4,905,372     461,359     279,242     325,315       231,113          272,860        7,508,368

     (55,641)      (208,091)    (1,180,842)     (5,169)     (2,569)    (14,554)      (14,569)          (4,867)        (966,981)
    --------     ----------    -----------    --------    --------    --------      --------         --------       ----------
     869,927      2,024,284     10,014,252     596,485     558,165     530,794       297,835          469,058        9,143,457
          --             --             --          --          --          --            --               --               --
    --------     ----------    -----------    --------    --------    --------      --------         --------       ----------
    $869,927     $2,024,284    $10,014,252    $596,485    $558,165    $530,794      $297,835         $469,058       $9,143,457
    ========     ==========    ===========    ========    ========    ========      ========         ========       ==========

       EMPLOYER
       DIRECTED
    ----------------
         USA
      NETWORKS, INC.
      EEPP STOCK        PARTICIPANT
         FUND              LOANS         OTHER         TOTAL
    ----------------    -----------    ---------    -----------
      $3,810,145        $   71,206     $      --      7,983,698
              --                --            --        199,873
           2,260                --            --        330,161
              --                --      (177,401)     4,344,516
              --                --       (61,413)     1,324,141
              --                --            --        656,983
       5,721,428            97,531            --      8,428,047
      ----------        ----------     ---------    -----------
       9,533,833           168,737      (238,814)    23,267,419
              --         1,219,365            --             --
        (143,441)          (59,438)           --     (3,332,440)
      ----------        ----------     ---------    -----------
       9,390,392         1,328,664      (238,814)    19,934,979
              --                --       282,339     22,460,343
      ----------        ----------     ---------    -----------
      $9,390,392        $1,328,664     $  43,525    $42,395,322
      ==========        ==========     =========    ===========

                   USA Networks, Inc. Retirement Savings Plan
  (previously known as "Home Shopping Network, Inc. Retirement Savings Plan")

                         Notes to Financial Statements




5. INCOME TAXES

The Plan has received a determination letter from the Internal Revenue Service dated June 13, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

6. YEAR 2000 ISSUE (UNAUDITED)

The Plan Sponsor has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle Year 2000 dates. The Plan Sponsor is taking a two phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test software and equipment for the Year 2000 modifications. The Plan Sponsor anticipates substantially completing this phase of the project by August 1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Plan Sponsor.

For the second phase of the project, Plan management established formal communications with its third-party service providers to determine that they have developed plans to address their own Year 2000 problems as they relate the Plan's operations. All third-party service providers have indicated that they will be Year 2000 compliant by early 1999. If modification of data processing systems of either the Plan, the Plan Sponsor, or its service providers are not completed timely, the Year 2000 problem could have a material impact on the operations of the Plan. Plan management has not developed a contingency plan because they are confident that all systems will be Year 2000 ready.

                             SUPPLEMENTAL SCHEDULES

                   USA Networks, Inc. Retirement Savings Plan
  (previously known as "Home Shopping Network, Inc. Retirement Savings Plan")

                               E.I.N. 59-2649518
                                  Plan No: 001

          Line 27a -- Schedule of Assets Held for Investment Purposes

                               December 31, 1998


                                               DESCRIPTION OF INVESTMENT
                                               (INCLUDING MATURITY DATE,
     IDENTITY OF ISSUE, BORROWER,            RATE OF INTEREST, COLLATERAL,
       LESSOR OR SIMILAR PARTY                  PAR OR MATURITY VALUE)             COST            CURRENT VALUE
--------------------------------------       -----------------------------      -----------        -------------
*New York Life Anchor Account                Pooled separate account            $ 6,333,846         $ 6,333,846
Mainstay Institutional Money Market          Money Market fund                      686,032             686,032
Mainstay High Yield Corporate Bond
  Fund                                       Mutual fund                            318,482             300,131
PIMCO Total Return Fund                      Mutual fund                            502,168             494,507
Dodge & Cox Stock Fund                       Mutual fund                            932,408             869,927
Franklin Balance Sheet Investment Fund       Mutual fund                          2,159,866           2,024,284
Mainstay Institutional Indexed Equity
  Fund                                       Mutual fund                          8,424,904          10,014,252
Strong Schafer Value Fund                    Mutual fund                            643,660             596,485
Franklin Small Cap Growth Fund               Mutual fund                            564,530             558,165
PIMCO Mid Cap Growth Fund                    Mutual fund                            527,938             530,794
GAM International Fund                       Mutual fund                            318,773             297,835
T Rowe Price International Stock Fund        Mutual fund                            462,056             469,058
*USA Networks, Inc.                          Common stock                         6,795,494          17,847,817
                                                                                -----------         -----------
                                                                                 28,670,157          41,023,133
Participant Loans                            3.75 to 10%                                 --           1,328,664
                                                                                -----------         -----------
                                                                                $28,670,157         $42,351,797
                                                                                ===========         ===========


*Party-in-interest

                   USA Networks, Inc. Retirement Savings Plan
  (previously known as "Home Shopping Network, Inc. Retirement Savings Plan")


                               E.I.N. 59-2649518
                                  Plan No: 001


             Line 27b-Schedule of Loans or Fixed Income Obligations


                          Year ended December 31, 1998

                                    Amount
                                Received During
                                Reporting Year                                                       Amount Overdue
                                ---------------------                                                --------------------


                                                         Unpaid
                      Original                           Balance
                       Amount                            at End
Identity Of Obligor   Of Loan    Principal   Interest   Of Year   Detailed Description Of Loan      Principal    Interest
----------------------------------------------------------------------------------------------------------------------
Steven Burnett        $9,000     $1,092      $443       $6,314    Date of making November 1,        $388         $131
6640 Park Street                                                  1996, 9.25%, matures
Hollywood, Fl                                                     March 29, 2002, collateralized
                                                                  by participant's account,
                                                                  distributed subsequent to year
                                                                  end.

                   USA Networks, Inc. Retirement Savings Plan
  (previously known as "Home Shopping Network, Inc. Retirement Savings Plan")

                               E.I.N. 59-2649518
                                  Plan No: 001

                 Line 27d -- Schedule of Reportable Transactions

                          Year ended December 31, 1998


  IDENTITY OF
PARTY INVOLVED              DESCRIPTION OF ASSET                             PURCHASE PRICE       SELLING PRICE      COST OF ASSET
--------------              --------------------                             --------------       -------------      -------------
Category (i)--Individual Transactions in Excess of 5% of Plan Assets
PNC Bank                    Investment Contract Fund                                              $3,465,804         $ 2,987,880
PNC Bank                    Intermediate Government Fund                                           1,178,767           1,165,642
PNC Bank                    Index Equity Fund                                                      4,733,386           3,466,762
PNC Bank                    Small Capital Equity Fund                                              1,610,931           1,394,971
PNC Bank                    Fidelity Advisor Growth Fund                                           1,649,304           1,425,375
New York Life               Anchor Account                                   $ 4,644,571                               4,644,571
*                           Franklin Balance Sheet Investment Fund             1,610,931                               1,610,931
*                           Main Stay Institutional Indexed Equity Fund        6,382,690                               6,382,690
*                           Main Stay Institutional Indexed Equity Fund        1,808,155                               1,808,155

Category (iii)--Series of Transactions in Excess of 5% of Plan Assets
New York Life               Anchor Account                                     7,767,551                               7,767,551
New York Life               Anchor Account                                                         1,433,705           1,433,705
*                           Dodge & Cox Stock Fund                             1,060,624                               1,060,624
*                           Dodge & Cox Stock Fund                                                   123,175             128,216
*                           Franklin Balance Sheet Investment Fund             2,767,741                               2,767,741
*                           Franklin Balance Sheet Investment Fund                                   612,871             607,875
*                           Main Stay Institutional Indexed Equity Fund       10,660,431                              10,660,431
*                           Main Stay Institutional Indexed Equity Fund                            2,490,678           2,235,527
*                           USA Networks, Inc. Stock Fund                        225,720                                 225,270
*                           USA Networks, Inc. Stock Fund                                          3,129,952           1,449,726


                                                                               CURRENT VALUE OF
  IDENTITY OF                                                                     ASSET ON
PARTY INVOLVED              DESCRIPTION OF ASSET                               TRANSACTION DATE          NET GAIN (LOSS)
--------------              --------------------                               ----------------          ---------------
Category (i)--Individual Transactions in Excess of 5% of Plan Assets
PNC Bank                    Investment Contract Fund                          $ 3,465,804                $  477,924
PNC Bank                    Intermediate Government Fund                        1,178,767                    13,125
PNC Bank                    Index Equity Fund                                   4,733,386                 1,266,624
PNC Bank                    Small Capital Equity Fund                           1,610,931                   215,960
PNC Bank                    Fidelity Advisor Growth Fund                        1,649,804                   223,929
New York Life               Anchor Account                                      4,644,571
*                           Franklin Balance Sheet Investment Fund              1,610,931
*                           Main Stay Institutional Indexed Equity Fund         6,382,690
*                           Main Stay Institutional Indexed Equity Fund         1,808,155

Category (iii)--Series of Transactions in Excess of 5% of Plan Assets
New York Life               Anchor Account                                      7,767,551
New York Life               Anchor Account                                      1,433,705                        --
*                           Dodge & Cox Stock Fund                              1,060,624
*                           Dodge & Cox Stock Fund                                123,175                    (5,041)
*                           Franklin Balance Sheet Investment Fund              2,767,741
*                           Franklin Balance Sheet Investment Fund                612,871                     4,996
*                           Main Stay Institutional Indexed Equity Fund        10,660,431
*                           Main Stay Institutional Indexed Equity Fund         2,490,678                   255,151
*                           USA Networks, Inc. Stock Fund                         225,720
*                           USA Networks, Inc. Stock Fund                       3,129,952                 1,680,226

There were no Category (ii) or (iv) transactions.

* Transactions made on the market

Note: Lease rental and expense incurred with transaction are not applicable.

                   USA Networks Inc. Retirement Savings Plan
  (previously known as "Home Shopping Network, Inc. Retirement Savings Plan")


                               E.I.N. 59-2649518
                                  PLAN NO: 001


                LINE 27f -- SCHEDULE OF NON-EXEMPT TRANSACTIONS


                          YEAR ENDED DECEMBER 31, 1998

                              RELATIONSHIP TO          DESCRIPTION OF TRANSACTIONS
                              PLAN, EMPLOYER, OR       INCLUDING MATURITY DATE, RATE
IDENTITY OF PARTY             OTHER PARTY-IN-          OF INTEREST, COLLATERAL, PAR OR       PURCHASE      SELLING         LEASE
INVOLVED                      INTEREST                 MATURITY VALUE                         PRICE         PRICE          RENTAL
-----------------             ------------------       -------------------------------       --------      -------         ------
Silver King                   Plan sponsor             Late remittance of participant
                                                        contributions for December-
                                                        made March 25, 1998                  $ 2,160         N/A             N/A
Silver King                   Plan sponsor             Late remittance of participant
                                                        contributions for January-
                                                        made March 20, 1998                   15,666         N/A             N/A
Silver King                   Plan sponsor             Late remittance of participant
                                                        contributions for February-
                                                        made March 23, 1998                   41,555         N/A             N/A



                             EXPENSES
                             INCURRED IN                                   CURRENT VALUE
                             CONNECTION                                     OF ASSET ON              NET GAIN OR
IDENTITY OF PARTY             WITH                     COST OF              TRANSACTION            (LOSS) ON EACH
INVOLVED                     TRANSACTION                ASSET                 DATE                   TRANSACTION
-----------------            -----------               -------             -------------           --------------
Silver King                  N/A                       $ 2,160             $   2,160                    N/A

                             N/A                        15,666                15,666                    N/A
Silver King
                             N/A                        41,555                41,555                    N/A

Silver King